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              PruTech Research and Development Partnership II

                                                                December 1998

To our Limited Partners:

As you know, the Limited Partners of PruTech Research and Development Partnership II previously approved a Plan of Dissolution and Liquidation (the "Plan"), effective as of October 30, 1996, providing for the sale of the Partnership's assets, the liquidation of its liabilities and the distribution of the remaining funds in accordance with the Partnership Agreement.

The General Partner, as Liquidating Agent under the Plan, completed the sale of the Partnership's remaining assets of value, and during December
1998 reached resolution to the Partnership's remaining liabilities and contingencies. On December 29, 1998, the Partnership made a final liquidating distribution to the Limited Partners of $26.68 per unit. With this final liquidating distribution, the Partnership has made cash distributions to Limited Partners of $479.18 per unit since its inception or approximately 48% of the Limited Partners' original capital contributions.

      If you are not a California resident, the required California withholding amounts, if any, have been withheld from your distribution. You may be eligible for a refund of some or all of this withholding depending on your individual tax situation. Limited Partners, who have California income tax withheld during 1998, will receive a California Form 592-B in early 1999, which reports the Partnership's tax withholding.
This form should be filed with the California Franchise Tax Board along with California Form 540NR (541 for fiduciaries). To order copies of California tax forms, or for more information regarding California taxes, you can call the California Franchise Tax Board at (800) 852-5711 or
(916) 854-6500.

As the final liquidating distribution to the Limited Partners represented the final step in the liquidation process, the General Partner terminated the Partnership effective December 31, 1998. As soon as practicable, the General Partner will prepare and file the final tax return and distribute the final tax information return on Schedule K-1 to the Limited Partners. Should you have any questions concerning the dissolution and liquidation of the Partnership, please feel free to contact your Financial Advisor or call the Prudential Securities' Client Services Department at 1-800-535-2077.

Sincerely,

/s/ Brian J. Martin
Brian J. Martin
President
R&D Funding Corp
General Partner